FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2008 Commission file number…001-31819

GOLD RESERVE INC.

Address of Principal Executive Offices: 926 West Sprague Avenue Suite 200 Spokane, Washington 99201

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F __ Form 40-F X.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes No X .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Filed with this Form 6-K is the following, which is incorporated herein by reference:

99.1 Material Change Report and News Release April 30, 2008

BRISAS PROJECT UPDATE REGARDING THE AUTHORIZATION TO AFFECT

Certain statements included herein, including those that express management's expectations or estimates of our future performance or concerning the Brisas Project or the Choco 5 exploration project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-

looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD RESERVE INC.
(Registrant)

By:	s/ Robert A. McGuinness
Vice President – Finance & CFO
May 1, 2008

Exhibit Index

The following is filed as an exhibit to this Form 6-K:

Exhibit
Number	Description
99.1	Material Change Report and News Release

Exhibit 99.1 Material Change Report and News Release

FORM 51-102F3 MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company: Gold Reserve Inc. 926 W. Sprague Ave. Suite 200 Spokane, Washington 99201 U.S.A. Item 2 - Date of Material Change:

April 30, 2008

Item 3 – News Releases:
The attached news release was disseminated over CNW Group's newswire on April 30, 2008.

Item 4 – Summary of Material Change:

Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced the Venezuelan Ministry of Environment (“MinAmb”) has communicated its plan to rescind the March 2007 permit for the commencement of the construction phase of the Brisas Project.

Item 5 – Full Description of Material Change:
The material change is fully described in the attached April 30, 2008 news release.

Item 6 – Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable

Item 8 – Executive Officer:
Executive officer of the Corporation who is knowledgeable about the material change: A. Douglas Belanger, President, (509) 623-1500

Item 9 – Date of Report:

May 1, 2008.

NR-08-04

Brisas Project Update Regarding the Authorization to Affect

SPOKANE, WASHINGTON April 30, 2008

     Gold Reserve Inc. (TSX:GRZ – AMEX:GRZ) announced the Venezuelan Ministry of Environment (“MinAmb”) has communicated its plan to rescind the March 2007 permit for the commencement of the construction phase of the Brisas Project (the “Authorization to Affect”). MinAmb referenced, among other things, the existence of environmental degradation and affectation in the area, the presence of small miners as well as the Imataca Forest Reserve as the basis for their decision.

     Doug Belanger, President of Gold Reserve stated, “The Company has not been formally notified of this decision and is working with various government officials to resolve this matter. Another mining company has cited in a recent press release the Director General of MinAmb regarding other mining projects impacted in the Imataca Forest Reserve. Prior to this, at no time during our year-long effort to obtain the administrative Initiation Act, which would allow us to advance the project, has any environmental issue including the Imataca Forest Reserve been raised by MinAmb as an impediment to proceeding with our project.” “There are no small miners on Brisas and any environmental disturbances result from activities prior to the Company acquiring the property. Such disturbances have been addressed by the Company and are clearly documented in our operating plan already approved by the Venezuelan Government and are subject to future reclamation as outlined in our Environmental and Social Impact Study, previously approved by MinAmb.” Mr. Belanger further stated, “The Km88 area in which Brisas is located has been approved for mining previous to the Company acquiring Brisas and most recently reaffirmed by Presidential Decree No. 3110 which was published in the Official Gazette in 2004. Support for mining in the Km88 area is clearly evidenced by the approval of our Environmental and Social Impact Study (“EISA”) in early 2007, the issuance of the Authorization to Affect by MinAmb in March 2007 and the fact that the MinAmb and the Ministry for Basic Industries and Mines (“MIBAM”) since 2004 have issued to the Company and others a number of authorizations and other acts relating to mining exploration or exploitation in the Imataca.” “We are committed to invest during the life of the mine over $1 billion to build the largest gold and copper project in Venezuela and directly create over 1,000 jobs. After years of commitment to Venezuela, nearly $300 million invested in the development of Brisas which adheres to the Equator Principles, multiple permit approvals including most recently the Permit to Affect and receipt of, in the third quarter of 2007, accreditation letters of technical compliance from MIBAM for all of the properties that comprise Brisas, it is unfathomable that the MinAmb suddenly attacks mining projects in the Imataca - impacting not only our investment and others in the industry, but the livelihood of those most affected by the project, the local and regional citizens of Venezuela.”

     “We are prepared to protect our rights to Brisas through the Venezuelan legal system and, if necessary, other avenues to protect the interests of our shareholders will be pursued. We have approximately $130 million in cash, investments and restricted cash, project related equipment with an original cost of over $30 million and convertible notes payable of approximately $104 million.”

On Behalf of the Board of Directors Gold Reserve Inc. A. Douglas Belanger, President

Certain statements included herein, including those that express management's expectations or estimates of our future performance concerning the Brisas Project or the Choco 5 Exploration Project, constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual financial results, performance, or achievements of Gold Reserve Inc. to be materially different from our estimated future results, performance, or achievements expressed or implied by those forward-looking statements. Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, concentration of operations and assets in Venezuela; corruption and uncertain legal enforcement; requests for improper payments; regulatory, political and economic risks associated with Venezuelan operations (including changes in previously established legal regimes, rules or processes); the ability to obtain or maintain the necessary permits or additional funding for the development of the Brisas Project; in the event any key findings or assumptions previously determined by us or our experts in conjunction with our 2005 bankable feasibility study (as updated or modified from time to time) significantly differ or change as a result of actual results in our expected construction and production at the Brisas Project (including capital and operating cost estimates); risk that actual mineral reserves may vary considerably from estimates presently made; impact of currency, metal prices and metal production volatility; fluctuations in energy prices; changes in proposed development plans (including technology used); our dependence upon the abilities and continued participation of certain key employees; and risks normally incident to the operation and development of mining properties. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION: Internet – www.goldreserveinc.com Company Contact A. Douglas Belanger, President 926 W. Sprague Ave., Suite 200 Spokane, WA 99201 USA Tel. (509) 623-1500 Fax (509) 623-1634